
03057363

TO OUR STOCKHOLDERS



On April 6th, we passed a milestone, completing fifty years of service to our customers. Furthermore, we are celebrating over thirty-five years as a public company, and on June 17th we will observe our 25th anniversary of our listing on the American Stock Exchange.

The review that follows should provide a perspective on how we got from our founding to the present. It will not focus on details but rather on those events and actions which changed the business. The tables and charts which are included in this report should be helpful in illustrating what has been accomplished. Finally, it should provide insight into our business model, performance yardsticks, and hopefully, what might be expected from the Company going forward.

The Company was established with the idea of manufacturing "Made to Order" window treatments by utilizing centralized inventories. It is interesting to note that this founding concept describes our Company as well now as it did then. The substantial difference is that today we are more diversified in both the markets we serve and in the broad assortment of products we manufacture.

When the business began in Pittsburgh, PA, the Company was principally supplying residential customers with draperies for their homes, initially through company owned stores, and later through department stores, specialty stores and decorators across the country. In its 1977 "Silver Anniversary" Annual Report, the Company was described "as the recognized leader in the manufacture and sale of custom-made to your order draperies". Significantly it had achieved a 14% return on stockholder's equity during the prior ten years. Further, stockholders had received cash dividends totaling $2,700,000. It had been public for 10 years and was soon to be listed on the American Stock Exchange. Quite a success story!

The following five years would not prove to be as rewarding. Of critical significance, was a strategic redirection by department stores, the predominant source of the Company's sales, resulting in the discontinuance of these "custom" programs. In September 1982, the founding business of Decorator Industries was sold. Prophetically, by the end of the decade, these programs were no longer offered by any major department store.

Management was sufficiently farsighted to have made a number of acquisitions. Most have proved to be quite successful; none more so than the acquisition in April of 1973 of Haleyville Drapery Manufacturing, Inc., a supplier of draperies to the Mobile Home Industry, located in Haleyville, AL.

Characterizing Haleyville Drapery as our most successful acquisition would have been incongruous at that time. Almost immediately, Haleyville's customers, the "Original Equipment Manufacturers" of mobile homes experienced huge production declines. Mobile home sales plummeted more than 40% in 1974 and by 1975 had declined a precipitous 63% from their 1972-73 highs. Needless to say, the Haleyville acquisition was far from being labeled a success. There was even some talk of selling the business, but calmer heads prevailed. From this ignominious beginning, Haleyville Drapery would emerge as the growth vehicle for a re-focused Decorator Industries.

However, for the period of 1983 through 1989, the Company's major focus was on its fabric printing division, Qual-Fab, which was acquired in August of 1980. After a few years of increasing profitability which peaked in 1984, this division experienced a continuing erosion of sales and profitability, largely attributable to the growing amount of imported textile furnishings. A significant commitment to developing new markets and products achieved mixed results, but proved insufficient to realize an acceptable level of performance. Qual-Fab was sold in late 1989.

Quoting from the 1989 Annual Report, it said "We have now entered a new year and a new decade, the mission is clear... grow and increase the profits of our core businesses... these are businesses we know well... with many years of experience to build upon".

During the succeeding years, we have more than fulfilled the promise of that statement. In fact we accomplished more than we ever expected. There is no question that favorable market conditions have played a major role in our success. But there is also no question that our growth strategy, developed and nurtured during a very difficult period for the Company, enabled us to take advantage of the improving market conditions... *"Opportunity favors the prepared party"*.

The tables and charts on the following page provide a visual picture of the interplay between the major events and market cycles driving the business, and our performance, including the stock price over the last twenty years. Of remarkable note is the contrasting levels of accomplishment between the 1983-1991 and the 1992-2002 periods. The earlier period might be described as a "transition" stage where we were adjusting to the many changes that had occurred. We had yet to fully benefit from the expansion and acquisition activities which were to prove productive in the latter period. The striking improvement in the return on investment for the latter period illustrates this quite well (chart). The comments that follow should provide a fuller explanation.


RETURN ON INVESTMENT
20.0%
16.0%
12.0%
8.0%
4.0%
0.0%
1983 1991
1983 2002
1992 2002

Beginning in 1983 we heightened our attention on the drapery manufacturing operation in Haleyville. Southern Drapery, acquired in 1979, had been merged with Haleyville Drapery, creating a strong and highly motivated management team. In response to growth opportunities in other geographic areas, we opened a plant in Salisbury, NC in 1982. In 1984 we moved into a larger, newly constructed facility. Later that year we opened a plant in Lakeland, FL and acquired Taylor's Draperies, Inc. of Thomasville, GA. We had now become the dominant supplier of draperies to the Mobile/Manufactured Housing "MH" industry in the Southeastern United States. Our value driven formula of growth, low cost, and competitive prices, quality and service was delivering exceptional results. Still, the real driver of this success was the tireless efforts of our experienced management team.

In late 1985, we acquired Liberia Manufacturing Corp., with plants located in Bossier City, LA and Abbotsford, WI. The Bossier City plant services the MH industry largely for the Southwest market. With that acquisition, we were now able to serve a geographic area producing over two-thirds of the mobile homes manufactured in the United States. We had become the largest supplier of draperies to the MH industry nationwide. However, severely depressed market conditions, in this area, would soon test our resolve. A well earned reputation and superior management enabled us to not only survive but to grow and become the unchallenged leader in the region. In 1993, our increasing business necessitated relocating to a new, larger company owned facility.

The Abbotsford, WI plant produces draperies and bedspreads for hotels and motels throughout the United States and was our initial step toward market diversification. This was a relatively new market for this plant, born out of necessity. The earlier loss of its MH customers due to market related conditions, caused management to seek out new opportunities. Subsequent growth required expansion in Abbotsford as well as an additional facility in Alabama. Presently, we are consolidating our Alabama Hospitality manufacturing at our Red Bay location. The success of this business is a testament to the leadership of this operation.

In 1988 we became a supplier to the Recreational Vehicle RV industry. The acquisition of the Bloomsburg, PA operation enabled our entrance into a market which had eluded us for a number of years. The initial challenge was to rebuild the business from the damage caused by the former owner's bankruptcy. While our ownership provided the needed resources, it was the zeal and perseverance of the management team that enabled this operation to regain all of its lost accounts, both MH and RV customers. Continued growth compelled the move to a new company owned facility in 1993. Unanticipated opportunities created the need to expand this building in late 1993. The successful efforts of management to consolidate our customer relationships resulted in a further expansion in 1998.

Our success in Bloomsburg provided the impetus to pursue additional RV market opportunities. The 1995 acquisition of Paragon Interiors, located in Goshen, IN, would allow us to target manufacturers in an area producing almost 60% of the RV's made in the United States. By 1998, we had outgrown our leased facilities, and moved into a newly constructed, company owned building in early 1999 which more than doubled our capacity. In late 2002, we began producing "tents" for travel trailers. This is a logical extension of our product line and enables our customers to source more of their purchases from a proven supplier.

In 1997, we acquired Specialty Window Coverings Co., a supplier of pleated shades primarily to RV manufacturers. With this acquisition, we became the largest supplier of window coverings manufactured for the RV industry. This acquisition provides, both, an opportunity for us to offer a total window coverings solution and for our customers to consolidate their sourcing of materials.

The foregoing was intended to reveal the essence of what has enabled us to achieve the position that we hold in each of the markets we serve. While the events and actions described above were critical to our success, it is really a story about people, the managers and the many other dedicated employees, who have made it all possible. It is about the entrepreneurial spirit of the former owners and managers of the acquired companies, most of whom have remained with us.

While no single measurement conveys what has been accomplished, the ability to grow the business is fundamental to all of what has been achieved. The expansion into new markets and products has proved farsighted, enabling us to offset the cyclicality of our markets. The 12% annual compounded growth of the continuing businesses since 1979, a period of twenty-four years, is, by any measure enviable.

Looking back, two pivotal events were key turning points in reshaping our future. Those events were the sale of the founding business in 1982 and the sale of the Qual-Fab business in 1989. The charts and tables on the following page clearly show the results achieved. However, we believe that the single best measure of our accomplishments is the "total return" to our stockholders which has been realized over the time periods since the businesses were sold. The total return, compounded annually through December 31, 2002, including both stock appreciation and dividend yield are 17% since 1982 and 14% since 1989. The chart on the following page illustrates the improvement in our stock price since 1982 as compared to the performance of the S&P 500 and the Russell 2000.

Also, the total cash paid out to stockholders since 1991 has exceeded 71.3% of our net income. Since 1991 we have spent $10,373,127 on stock repurchases and since 1993 we have paid $5,914,412 in cash dividends (chart).


DISTRIBUTION OF NET INCOME
RETAINED INCOME 28.7%
CASH DIVIDENDS 25.9%
STOCK REPURCHASES 45.5%

➤ Market Review and Outlook

The MH industry reported production of 168,491 homes, the lowest since 1963, and 55% lower than the peak 1998 production. The problems affecting the industry, repossessed homes, excessive inventories, and scarce financing, continue to persist. While we are unable to predict the timing of a recovery, we will endeavor to capture an increasing share of this market.

The RV industry enjoyed its best performance in over twenty-five years, reporting increased shipments of 21%, sustained by favorable interest rates and demographics, and more recently, a preference for domestic vacations. The long-term outlook for this industry is keyed on the expectancy that Baby Boomers, the fastest growing segment of the population, should provide the impetus for continued growth. We are committed to grow our share of this market. Our recent introduction of tents for travel trailers exemplifies our continued commitment to growth and diversification.

While new construction in the Hospitality market (motels/hotels) has slowed, we remain focused on the refurbishing of existing rooms, which is our principal source of business for this market. The industry has seen considerable consolidation, creating larger, multi-segmented owners and franchisors. Our capability to provide a complete turn-key program, including window treatments, bed coverings, premeasure and installation should be a catalyst for growth.

➤ Mission

We see our mission as the creation of value for our **customers, employees and stockholders.**

We will accomplish this by:

- Meeting or exceeding our **customers** expectations, enabling us to grow as we anticipate, listen and respond to their challenging needs.
- Working together with our **employees** in a safe and rewarding environment of trust, openness and empowerment to achieve extraordinary results.
- Providing attractive long-term returns for our **stockholders**, while remaining a financially strong, profitable, and growing organization.

In closing we wish to welcome William Dixon who was appointed to the Board of Directors in November, 2002.

Guided by values which have produced a half-century record of achievement, we are confident that your Company is prepared for the opportunities that lie ahead.

Sincerely,

William Bassett
Chairman, President and Chief Executive Officer
April 2002

Decorator Industries, Inc.

FINANCIAL HIGHLIGHTS – 20 YEARS FROM 1983 TO 2002

	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
FOR THE YEAR										
Net Sales (Continuing Opers.)	$ 6,267,000	$ 8,098,000	$11,481,405	$ 16,389,470	$ 20,419,424	$ 22,635,832	$ 22,029,606	$ 20,712,356	$18,072,368	$ 23,605,290
Income (Continuing Opers.)	$ 175,000	$ 32,000	$ (355,580)	$ 126,678	$ 542,057	$ 525,181	$ 336,891	$ 222,609	$ 133,609	$ 1,528,787
Net Income (Loss)	$ 410,592	$ 475,547	$ (773,090)	$ 126,321	$ 734,161	$ 133,938	$ 78,584	$ 222,609	$ (125,551)	$ 1,528,787
Dividends Paid	—	—	—	—	—	—	—	—	—	—
Common Stock Repurchases	—	—	—	—	—	—	—	—	$ 275,100	$ 193,200
Shares Repurchased (Adjusted)	—	—	—	—	—	—	—	—	382,082	268,333
Capital Expenditures	$ 152,243	$ 350,899	$ 629,028	$ 133,125	$ 646,892	$ 490,694	$ 382,132	$ 133,420	$ 23,372	$ 692,232
Return on Equity	9.9%	10.3%	—	3.0%	16.0%	2.7%	1.5%	4.2%	—	26.7%
AT YEAR END										
Total Assets	$ 7,739,290	$ 10,719,773	$10,668,861	$ 9,628,025	$ 11,876,851	$ 12,752,775	$ 9,323,949	$ 8,772,571	$ 8,112,422	$ 11,236,785
Long Term Debt	$ 899,209	$ 537,103	$ 3,092,023	$ 2,776,346	$ 2,350,207	$ 2,087,705	$ 1,064,744	$ 1,035,693	$ 929,964	$ 68,475
Long Term Debt Ratio	17.06%	9.93%	43.00%	39.65%	32.15%	29.07%	16.99%	16.03%	15.60%	1.10%
Working Capital	$ 3,527,465	$ 3,424,103	$ 4,456,680	$ 4,495,405	$ 4,474,808	$ 3,932,695	$ 2,485,714	$ 2,705,499	$ 3,000,005	$ 3,214,756
Working Capital Ratio	2.48	1.66	2.30	2.82	2.03	1.74	1.84	2.21	2.39	1.68
Stockholders Equity	$ 4,372,383	$ 4,871,952	$ 4,098,862	$ 4,225,183	$ 4,959,344	$ 5,093,282	$ 5,203,255	$ 5,425,864	$ 5,025,213	$ 6,417,134
Shares Outstanding (Adjusted)	4,506,557	4,342,489	4,343,056	4,342,935	4,343,172	4,343,160	4,393,160	4,393,139	4,011,056	3,879,616
PER SHARE (Adjusted for Stock Splits)										
Continuing Operations	$ 0.04	$ 0.01	$ (0.08)	$ 0.03	$ 0.12	$ 0.12	$ 0.08	$ 0.05	$ 0.03	$ 0.40
Primary/Basic EPS	$ 0.09	$ 0.11	$ (0.18)	$ 0.03	$ 0.17	$ 0.03	$ 0.02	$ 0.05	$ (0.03)	$ 0.40
Diluted EPS	$ 0.10	$ 0.11	$ (0.18)	$ 0.03	$ 0.16	$ 0.03	$ 0.02	$ 0.05	$ (0.03)	$ 0.36
Book Value	$ 0.97	$ 1.12	$ 0.94	$ 0.97	$ 1.14	$ 1.17	$ 1.18	$ 1.24	$ 1.25	$ 1.65
Dividends Paid	—	—	—	—	—	—	—	—	—	—
STOCK PRICE (Adjusted for Stock Splits)										
High	$ 1.18	$ 1.59	$ 1.56	$ 1.23	$ 1.86	$ 1.98	$ 1.68	$ 0.99	$ 0.75	$ 4.32
Low	$ 0.50	$ 1.02	$ 0.81	$ 0.75	$ 0.93	$ 0.96	$ 0.93	$ 0.60	$ 0.54	$ 0.90
Closing	$ 1.16	$ 1.23	$ 0.87	$ 0.93	$ 1.53	$ 0.96	$ 0.99	$ 0.60	$ 0.54	$ 3.63

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
FOR THE YEAR										
Net Sales (Continuing Opers.)	$ 28,964,223	$ 33,246,590	$ 34,207,259	$ 38,649,687	$ 41,877,163	$ 48,788,610	$ 49,206,018	$ 42,609,584	$ 34,782,121	$ 38,641,605
Income (Continuing Opers.)	$ 2,370,232	$ 2,823,770	$ 2,414,678	$ 3,065,220	$ 3,094,084	$ 3,090,230	$ 2,717,418	$ 1,037,112	$ 861,561	$ 1,384,379
Net Income (Loss)	$ 2,370,232	$ 2,823,770	$ 2,414,678	$ 3,065,220	$ 2,898,339	$ 3,080,895	$ 2,552,278	$ 133,198	$ 861,561	$ 1,384,379
Dividends Paid	$ 286,542	$ 456,235	$ 518,423	$ 613,922	$ 788,694	$ 912,787	$ 940,497	$ 723,895	$ 338,324	$ 335,093
Common Stock Repurchases	—	—	$ 2,138,141	$ 769,829	$ 903,659	$ 1,044,240	$ 2,878,680	$ 1,856,253	$ 103,649	$ 210,376
Shares Repurchased (Adjusted)	—	—	526,024	195,286	115,795	124,707	414,136	441,636	31,343	34,061
Capital Expenditures	$ 984,582	$ 1,005,241	$ 462,704	$ 418,557	$ 537,555	$ 1,166,032	$ 2,234,157	$ 631,064	$ 442,772	$ 1,290,149
Return on Equity	31.3%	28.1%	21.5%	25.4%	21.2%	20.6%	17.1%	1.0%	7.0%	10.7%
AT YEAR END										
Total Assets	$ 13,188,452	$ 16,406,670	$ 16,415,659	$ 18,394,357	$ 20,301,268	$ 21,462,694	$ 21,665,523	$ 18,855,387	$ 18,365,516	$ 19,480,134
Long Term Debt	$ 431,260	$ 629,450	$ 587,083	$ 549,433	$ 506,169	$ 463,037	$ 1,814,169	$ 1,709,686	$ 1,604,245	$ 1,477,973
Long Term Debt Ratio	4.70%	5.30%	5.00%	4.05%	3.41%	2.89%	11.21%	12.49%	11.40%	9.97%
Working Capital	$ 5,322,279	$ 7,479,176	$ 6,925,352	$ 9,003,836	$ 8,406,250	$ 8,244,161	$ 6,646,856	$ 5,154,647	$ 6,074,073	$ 6,191,028
Working Capital Ratio	2.39	2.75	2.54	2.94	2.61	2.59	2.30	2.07	2.56	2.49
Stockholders Equity	$ 8,741,511	$ 11,322,046	$ 11,147,754	$ 13,010,945	$ 14,347,297	$ 15,559,732	$ 14,364,969	$ 11,979,479	$ 12,463,950	$ 13,348,108
Shares Outstanding (Adjusted)	3,980,431	4,177,986	3,732,751	3,694,045	3,646,931	3,564,859	3,190,598	2,791,560	2,815,687	2,790,779
PER SHARE (Adjusted for Stock Splits)										
Continuing Operations	$ 0.60	$ 0.69	$ 0.60	$ 0.84	$ 0.83	$ 0.85	$ 0.80	$ 0.34	$ 0.31	$ 0.49
Primary/Basic EPS	$ 0.60	$ 0.69	$ 0.60	$ 0.84	$ 0.78	$ 0.85	$ 0.76	$ 0.04	$ 0.31	$ 0.49
Diluted EPS	$ 0.52	$ 0.62	$ 0.55	$ 0.78	$ 0.74	$ 0.79	$ 0.73	$ 0.04	$ 0.31	$ 0.49
Book Value	$ 2.20	$ 2.71	$ 2.99	$ 3.52	$ 3.93	$ 4.36	$ 4.50	$ 4.29	$ 4.43	$ 4.78
Dividends Paid	$ 0.15	$ 0.23	$ 0.27	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.24	$ 0.12	$ 0.12
STOCK PRICE (Adjusted for Stock Splits)										
High	$ 6.00	$ 5.94	$ 4.86	$ 8.72	$ 8.80	$ 11.19	$ 8.25	$ 5.38	$ 4.60	$ 6.80
Low	$ 3.42	$ 3.42	$ 3.42	$ 3.78	$ 6.80	$ 6.75	$ 5.00	$ 2.50	$ 2.15	$ 3.86
Closing	$ 4.13	$ 3.50	$ 3.88	$ 7.38	$ 7.63	$ 7.88	$ 5.31	$ 2.63	$ 3.88	$ 5.24

EVENTS TIMELINE – 1979 THROUGH 2002



1979: Southern Drapery, Inc. acquired. First expansion in the Manufactured Housing "MH" market since the acquisition of Haleyville Drapery Manufacturing in 1973.
1980: Qual-Fab, Inc. acquired, Converter and Printer of Fabrics.
1982: DECORAMA-CORTLEY DIVISION SOLD
1982: Salisbury, NC, plant opened, expanding our sales to the MH market.
1984: Lakeland, FL plant opened and Taylor's Draperies, Inc. of Thomasville, GA acquired.
1985: Liberia Manufacturing Corp. acquired, further expanding our servicing of the MH market and providing our entrance into the Hospitality Market.
1988: Bloomsburg, PA business acquired from bankruptcy estate providing our entrance into the "RV" market.
1989: QUAL-FAB FABRIC PRINT DIVISION SOLD
1990: Healthcare Marketing Division established. (Closed 1991)
1993: Built new facility in Bloomsburg, PA to service increased sales to "RV" market. Expanded later that same year.
1994: Built new facility in Bossier City, LA to service the "MH" market.
1995: Acquired Paragon Interiors, Goshen, IN to expand sales in "RV" market.
1997: Acquired Specialty Window Coverings Co. (Pleated shades supplier to the "RV" market.)
1997: Acquired Action Design, Inc. ("RV" market - Closed 2000). Acquired Southern Interiors, a supplier to the Hospitality market. (Closed 2000).
1998: Second building addition completed in Bloomsburg, PA.
1999: New facility built in Goshen, IN to service the "RV" manufacturers.
2000: Opened a new manufacturing facility for the "Hospitality" market in Red Bay, AL.
2002: Initiated tent production for travel trailers, Goshen, IN plant.
1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002



SALES $000
$50,000
$40,000
$30,000
$20,000
$10,000
$ 0
COMPARISON OF STOCK PRICE PERFORMANCE
From October 1, 1982 through December 31, 2002
Decorator Industries
S&P 500
Russell 2000
SALES CATEGORIES
SALES TO MANUFACTURED HOUSING "OEM" MARKET
STOCK PRICE CHANGES
+3,200%
+3,000%
+2,800%
+2,600%
+2,400%
+2,200%
+2,000%
+1,800%
+1,600%
+1,400%
+1,200%
+1,000%
+ 800%
+ 600%
+ 400%
+ 200%
+ 00%
- 200%
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

MARKET STATISTICS – SHIPMENTS	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
By Manufactured Housing Industry "OEM's"	295,079	294,993	283,489	244,660	232,598	218,429	198,254	188,172	170,713	210,787	254,276	303,932	339,601	363,411	353,377	372,843	348,671	250,550	193,229	168,491
By Recreational Vehicle Industry "OEM's"	196,600	215,700	186,900	189,800	211,700	215,800	187,900	173,100	163,300	203,400	227,800	259,200	247,000	247,500	254,500	292,700	321,200	300,100	256,800	307,300

Decorator Industries, Inc.

FINANCIAL HIGHLIGHTS – 20 YEARS FROM 1983 TO 2002

	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
FOR THE YEAR										
Net Sales (Continuing Opers.)	$ 6,267,000	$ 8,098,000	$11,481,405	$ 16,389,470	$ 20,419,424	$ 22,635,832	$ 22,029,606	$ 20,712,356	$18,072,368	$ 23,605,290
Income (Continuing Opers.)	$ 175,000	$ 32,000	$ (355,580)	$ 126,678	$ 542,057	$ 525,181	$ 336,891	$ 222,609	$ 133,609	$ 1,528,787
Net Income (Loss)	$ 410,592	$ 475,547	$ (773,090)	$ 126,321	$ 734,161	$ 133,938	$ 78,584	$ 222,609	$ (125,551)	$ 1,528,787
Dividends Paid	—	—	—	—	—	—	—	—	—	—
Common Stock Repurchases	—	—	—	—	—	—	—	—	$ 275,100	$ 193,200
Shares Repurchased (Adjusted)	—	—	—	—	—	—	—	—	382,082	268,333
Capital Expenditures	$ 152,243	$ 350,899	$ 629,028	$ 133,125	$ 646,892	$ 490,694	$ 382,132	$ 133,420	$ 23,372	$ 692,232
Return on Equity	9.9%	10.3%	—	3.0%	16.0%	2.7%	1.5%	4.2%	—	26.7%
AT YEAR END										
Total Assets	$ 7,739,290	$ 10,719,773	$10,668,861	$ 9,628,025	$ 11,876,851	$ 12,752,775	$ 9,323,949	$ 8,772,571	$ 8,112,422	$ 11,236,785
Long Term Debt	$ 899,209	$ 537,103	$ 3,092,023	$ 2,776,346	$ 2,350,207	$ 2,087,705	$ 1,064,744	$ 1,035,693	$ 929,964	$ 68,475
Long Term Debt Ratio	17.06%	9.93%	43.00%	39.65%	32.15%	29.07%	16.99%	16.03%	15.60%	1.10%
Working Capital	$ 3,527,465	$ 3,424,103	$ 4,456,680	$ 4,495,405	$ 4,474,808	$ 3,932,695	$ 2,485,714	$ 2,705,499	$ 3,000,005	$ 3,214,756
Working Capital Ratio	2.48	1.66	2.30	2.82	2.03	1.74	1.84	2.21	2.39	1.68
Stockholders Equity	$ 4,372,383	$ 4,871,952	$ 4,098,862	$ 4,225,183	$ 4,959,344	$ 5,093,282	$ 5,203,255	$ 5,425,864	$ 5,025,213	$ 6,417,134
Shares Outstanding (Adjusted)	4,506,557	4,342,489	4,343,056	4,342,935	4,343,172	4,343,160	4,393,160	4,393,139	4,011,056	3,879,616
PER SHARE (Adjusted for Stock Splits)										
Continuing Operations	$ 0.04	$ 0.01	$ (0.08)	$ 0.03	$ 0.12	$ 0.12	$ 0.08	$ 0.05	$ 0.03	$ 0.40
Primary/Basic EPS	$ 0.09	$ 0.11	$ (0.18)	$ 0.03	$ 0.17	$ 0.03	$ 0.02	$ 0.05	$ (0.03)	$ 0.40
Diluted EPS	$ 0.10	$ 0.11	$ (0.18)	$ 0.03	$ 0.16	$ 0.03	$ 0.02	$ 0.05	$ (0.03)	$ 0.36
Book Value	$ 0.97	$ 1.12	$ 0.94	$ 0.97	$ 1.14	$ 1.17	$ 1.18	$ 1.24	$ 1.25	$ 1.65
Dividends Paid	—	—	—	—	—	—	—	—	—	—
STOCK PRICE (Adjusted for Stock Splits)										
High	$ 1.18	$ 1.59	$ 1.56	$ 1.23	$ 1.86	$ 1.98	$ 1.68	$ 0.99	$ 0.75	$ 4.32
Low	$ 0.50	$ 1.02	$ 0.81	$ 0.75	$ 0.93	$ 0.96	$ 0.93	$ 0.60	$ 0.54	$ 0.90
Closing	$ 1.16	$ 1.23	$ 0.87	$ 0.93	$ 1.53	$ 0.96	$ 0.99	$ 0.60	$ 0.54	$ 3.63

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
FOR THE YEAR										
Net Sales (Continuing Opers.)	$ 28,964,223	$ 33,246,590	$ 34,207,259	$ 38,649,687	$ 41,877,163	$ 48,788,610	$ 49,206,018	$ 42,609,584	$ 34,782,121	$ 38,641,605
Income (Continuing Opers.)	$ 2,370,232	$ 2,823,770	$ 2,414,678	$ 3,065,220	$ 3,094,084	$ 3,090,230	$ 2,717,418	$ 1,037,112	$ 861,561	$ 1,384,379
Net Income (Loss)	$ 2,370,232	$ 2,823,770	$ 2,414,678	$ 3,065,220	$ 2,898,339	$ 3,080,895	$ 2,552,278	$ 133,198	$ 861,561	$ 1,384,379
Dividends Paid	$ 286,542	$ 456,235	$ 518,423	$ 613,922	$ 788,694	$ 912,787	$ 940,497	$ 723,895	$ 338,324	$ 335,093
Common Stock Repurchases	—	—	$ 2,138,141	$ 769,829	$ 903,659	$ 1,044,240	$ 2,878,680	$ 1,856,253	$ 103,649	$ 210,376
Shares Repurchased (Adjusted)	—	—	526,024	195,286	115,795	124,707	414,136	441,636	31,343	34,061
Capital Expenditures	$ 984,582	$ 1,005,241	$ 462,704	$ 418,557	$ 537,555	$ 1,166,032	$ 2,234,157	$ 631,064	$ 442,772	$ 1,290,149
Return on Equity	31.3%	28.1%	21.5%	25.4%	21.2%	20.6%	17.1%	1.0%	7.0%	10.7%
AT YEAR END										
Total Assets	$ 13,188,452	$ 16,406,670	$ 16,415,659	$ 18,394,357	$ 20,301,268	$ 21,462,694	$ 21,665,523	$ 18,855,387	$ 18,365,516	$ 19,480,134
Long Term Debt	$ 431,260	$ 629,450	$ 587,083	$ 549,433	$ 506,169	$ 463,037	$ 1,814,169	$ 1,709,686	$ 1,604,245	$ 1,477,973
Long Term Debt Ratio	4.70%	5.30%	5.00%	4.05%	3.41%	2.89%	11.21%	12.49%	11.40%	9.97%
Working Capital	$ 5,322,279	$ 7,479,176	$ 6,925,352	$ 9,003,836	$ 8,406,250	$ 8,244,161	$ 6,646,856	$ 5,154,647	$ 6,074,073	$ 6,191,028
Working Capital Ratio	2.39	2.75	2.54	2.94	2.61	2.59	2.30	2.07	2.56	2.49
Stockholders Equity	$ 8,741,511	$ 11,322,046	$ 11,147,754	$ 13,010,945	$ 14,347,297	$ 15,559,732	$ 14,364,969	$ 11,979,479	$ 12,463,950	$ 13,348,108
Shares Outstanding (Adjusted)	3,980,431	4,177,986	3,732,751	3,694,045	3,646,931	3,564,859	3,190,598	2,791,560	2,815,687	2,790,779
PER SHARE (Adjusted for Stock Splits)										
Continuing Operations	$ 0.60	$ 0.69	$ 0.60	$ 0.84	$ 0.83	$ 0.85	$ 0.80	$ 0.34	$ 0.31	$ 0.49
Primary/Basic EPS	$ 0.60	$ 0.69	$ 0.60	$ 0.84	$ 0.78	$ 0.85	$ 0.76	$ 0.04	$ 0.31	$ 0.49
Diluted EPS	$ 0.52	$ 0.62	$ 0.55	$ 0.78	$ 0.74	$ 0.79	$ 0.73	$ 0.04	$ 0.31	$ 0.49
Book Value	$ 2.20	$ 2.71	$ 2.99	$ 3.52	$ 3.93	$ 4.36	$ 4.50	$ 4.29	$ 4.43	$ 4.78
Dividends Paid	$ 0.15	$ 0.23	$ 0.27	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.24	$ 0.12	$ 0.12
STOCK PRICE (Adjusted for Stock Splits)										
High	$ 6.00	$ 5.94	$ 4.86	$ 8.72	$ 8.80	$ 11.19	$ 8.25	$ 5.38	$ 4.60	$ 6.80
Low	$ 3.42	$ 3.42	$ 3.42	$ 3.78	$ 6.80	$ 6.75	$ 5.00	$ 2.50	$ 2.15	$ 3.86
Closing	$ 4.13	$ 3.50	$ 3.88	$ 7.38	$ 7.63	$ 7.88	$ 5.31	$ 2.63	$ 3.88	$ 5.24

EVENTS TIMELINE – 1979 THROUGH 2002

- **1979** – Southern Drapery, Inc. acquired. First expansion in the Manufactured Housing "MH" market since the acquisition of Haleyville Drapery Manufacturing in 1973.
- **1980** – Qual-Fab, Inc. acquired, Converter and Printer of Fabrics.
- **1982** – DECORAMA-CORTLEY DIVISION SOLD. Salisbury, NC, plant opened, expanding our sales to the MH market.
- **1984** – Lakeland, FL plant opened and Taylor's Draperies, Inc. of Thomasville, GA acquired.
- **1985** – Liberia Manufacturing Corp. acquired, further expanding our servicing of the MH market and providing our entrance into the Hospitality Market.
- **1988** – Bloomsburg, PA business acquired from bankruptcy estate providing our entrance into the "RV" market.
- **1989** – QUAL-FAB FABRIC PRINT DIVISION SOLD
- **1990** – Healthcare Marketing Division established. (Closed 1991)
- **1993** – Built new facility in Bloomsburg, PA to service increased sales to "RV" market. Expanded later that same year.
- **1994** – Built new facility in Bossier City, LA to service the "MH" market.
- **1995** – Acquired Paragon Interiors, Goshen, IN to expand sales in "RV" market.
- **1997** – Acquired Specialty Window Coverings Co. (Pleated shades supplier to the "RV" market.) Acquired Action Design, Inc. ("RV" market - Closed 2000). Acquired Southern Interiors, a supplier to the Hospitality market. (Closed 2000).
- **1998** – Second building addition completed in Bloomsburg, PA.
- **1999** – New facility built in Goshen, IN to service the "RV" manufacturers.
- **2000** – Opened a new manufacturing facility for the "Hospitality" market in Red Bay, AL.
- **2002** – Initiated tent production for travel trailers, Goshen, IN plant.



COMPARISON OF STOCK PRICE PERFORMANCE
From October 1, 1982 through December 31, 2002
Decorator Industries
S&P 500
Russell 2000
SALES CATEGORIES
SALES TO MANUFACTURED HOUSING "OEM" MARKET
SALES $000
$50,000
$40,000
$30,000
$20,000
$10,000
$ 0
STOCK PRICE CHANGES
+3,200%
+3,000%
+2,800%
+2,600%
+2,400%
+2,200%
+2,000%
+1,800%
+1,600%
+1,400%
+1,200%
+1,000%
+ 800%
+ 600%
+ 400%
+ 200%
+ 00%
- 200%
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

MARKET STATISTICS - SHIPMENTS

	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
By Manufactured Housing Industry "OEM's"	295,079	294,993	283,489	244,660	232,598	218,429	198,254	188,172	170,713	210,787
By Recreational Vehicle Industry "OEM's"	196,600	215,700	186,900	189,800	211,700	215,800	187,900	173,100	163,300	203,400

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
By Manufactured Housing Industry "OEM's"	254,276	303,932	339,601	363,411	353,377	372,843	348,671	250,550	193,229	168,491
By Recreational Vehicle Industry "OEM's"	227,800	259,200	247,000	247,500	254,500	292,700	321,200	300,100	256,800	307,300



Directors and Officers
Mike Solomon, Joe Ellis, Ellen Downey, Bill Bassett, Tom Dusthimer, Bill Dixon, Bill Johnson



Secretary
Jerry Lieber



Asst. Secretary
Mike Lyons



Hospitality
Terry Rogers, Tony Kedrowski, Dan Hannula



Recreational Vehicle
Phil Biscan, Lynn Biscan, Randy Ferrie, Tom Kapelewski



Manufactured Housing
David Kerley, Curt Peinhardt, Sandi Mangano, Robin Johnson, ML Weaver (not pictured - Patricia Doughty)

OFFICERS

WILLIAM A. BASSETT
Chairman of the Board,
President and
Chief Executive Officer

JEROME B. LIEBER
Secretary

MICHAEL M. LYONS
Asst. Secretary

MICHAEL K. SOLOMON
Vice President and Treasurer

WILLIAM A. JOHNSON
Controller

DIRECTORS

WILLIAM A. BASSETT

JOSEPH N. ELLIS
Management Consultant

ELLEN DOWNEY
Management Consultant

JEROME B. LIEBER
Senior Counsel —
Klett Rooney Lieber & Schorling, PC

THOMAS L. DUSTHIMER
Director / Consultant to
Key Bank, Elkhart

WILLIAM C. DIXON
President, CEO of
Barnes Furniture

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the Hampton Inn Hotel, 1900 N.W. 150th Avenue, Pembroke Pines, FL 33024 at 9:00 A.M., E.D.S.T., on May 28, 2003.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
New York, NY — 800-937-5449

CORPORATE PROFILE

Decorator Industries, Inc. (AMEX-DII) designs, manufactures and sells interior furnishing products, principally draperies, curtains, shades, blinds, bedspreads, valance boards, comforters, pillows, cushions and trailer tents. Decorator is a leading supplier of such products to the manufactured housing and recreational vehicle markets and is a growing supplier to the hospitality market.

The Company has plants located in Haleyville and Red Bay, AL, Lakeland, FL, Elkhart and Goshen, IN, Bossier City, LA, Salisbury, NC, Bloomsburg and Berwick, PA, and Abbotsford, WI.



10011 Pines Boulevard · Pembroke Pines, Florida 33024 · Phone (954) 436-8909